Filed by iManage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 0-28041

The following is a series of frequently asked questions and answers relating to the proposed merger between Interwoven, Inc. and iManage, Inc. announced on August 6, 2003.

August 6, 2003

Interwoven and iManage Agree to Merge to Create

Next Generation Enterprise Content Management Leader

Frequently Asked Questions

What is the announcement?

Interwoven (Nasdaq: IWOV) and iManage (Nasdaq: IMAN) have announced that they have entered into an agreement to merge, creating the Industry’s Next Generation Enterprise Content Management Leader. The combined entity will emerge as the 62nd largest software company with combined revenues of $155 million (trailing twelve months). The resulting company will be named Interwoven.

Who is iManage?

iManage is a leading provider of collaborative content management solutions for the extended enterprise. iManage’s applications suite—iManage WorkSite—combines document management, collaboration, knowledge management and workflow in a single, integrated, Java-based product suite. iManage WorkSite improves communications and process efficiencies, enabling faster response to changing business conditions and enhancing collaboration between employees, customer, partners and suppliers. Today more than 600,000 professionals at over 1,300 organizations rely on iManage WorkSite to manage their critical business content, including ABN Amro, Amazon.com, AOL Time Warner, Bear Stearns, Charles Schwab & Co., The Gap Inc., Jones Day, Motorola, Pfizer, Schering-Plough, U.S. Air Force, Department of Justice, and U.S. Immigration and Naturalization Service.

What is the rationale behind this merger?

Today’s enterprise is demanding a complete Enterprise Content Management platform encompassing content management, digital asset management, document management and collaboration to meet their needs. Interwoven is a best-in-class solution for web content management, web application management, digital asset management, content intelligence, and content distribution, but does not have best-in-class capabilities for document management and collaboration. iManage is a leader in document management and collaboration but does not have web content management or the remainder of Interwoven’s capabilities. Both companies recognized the market demands in 2002, resulting in a reseller and joint marketing relationship agreement in January 2003.

The companies believe that the combined company will offer a next generation ECM platform that is a “no compromises” end-to-end solution for the complete content lifecycle from authoring and collaboration to distribution, publishing, reuse and archiving and disposition. By “no compromises” we mean that customers do not have to settle for a platform that has strengths in a particular area but requires them to make a sacrifice in features, functionality, ease of use or scalability as they seek to extend that platform to a new discipline. For those requiring some combination of collaboration, web content management, document management, and digital asset management, the combined company will provide the sound capabilities and rich experience across all disciplines. By next generation, we mean that you have a fully Java and J2EE enabled platform.

What makes this new company unique? What makes it next generation Enterprise Content Management?

The combined company is a true market leader in enterprise content management. The combined entity is expected to leverage synergies in four key areas:

■	Customers and Industries: The two companies currently have a combined installed base of over 2500 companies, with very little overlap, opening the door to substantial cross-sell and up-sell opportunities for the combined company. iManage’s strength in professional services and financial services complements Interwoven’s base in manufacturing and consumer goods.

■	Products: Interwoven is acknowledged to be a market leader in content management and iManage is acknowledged to be a leader in document management and collaboration. Together, the combined product line would provide a no-compromises solution to addressing the complete content lifecycle for the enterprise.

■	Markets & Channels: iManage believes it will be able to harness Interwoven’s strength in Europe and Asia Pacific to achieve critical mass in these relatively untapped markets, while Interwoven expects to gain access to a network of over 150 partners, VARs, and systems integrators, which would significantly enhance the combined company’s reach in North America and Latin America. Interwoven’s relationships with top-tier systems integrators will help in getting iManage’s world-class products exposure to many new enterprise opportunities.

■	Technology: Both products have been developed from the ground up to take full advantage of Java and J2EE, making this the only solution that is architected for the new emerging open standards in IT. Other business combinations in the market to date have resulted in companies with incompatible technologies, delaying integration and complicating implementation of the combined products. iManage and Interwoven have been shipping an integrated product since April 2003 as part of the existing reseller relationship, so an integrated solution will be available immediately, with enhancements expected to follow.

TRANSACTION SUMMARY

What are the terms of the transaction?

Under the terms of the agreement, the total transaction value is estimated to be $171 million on a fully-diluted basis (based on the closing price of Interwoven’s common stock on August 5, 2003 as reported on the NASDAQ National Market, the day before the announcement of the transaction), with $29.4 million in cash and $141.3 million in stock and assumed options. Interwoven will be filing a registration statement with the SEC that will include a joint proxy statement of Interwoven and iManage and other relevant documents relating to the proposed merger, which Interwoven and iManage intend to mail to their respective stockholders. Both companies urge you to read these materials, which will contain more detailed information about the transaction, when they become available.

When will the merger be completed?

We anticipate the deal will be completed by the end of the fourth quarter, 2003. However, the proposed merger is subject to a number of customary closing conditions, including regulatory approvals and the separate approval by the shareholders of Interwoven and iManage, any one of which could delay or prevent the completion of the proposed merger. Accordingly, Interwoven and iManage cannot assure you that the proposed merger will be completed in the fourth quarter of 2003, or at all.

CUSTOMERS AND SHAREHOLDERS

How will Interwoven customers and shareholders be impacted by this transaction?

Interwoven customers rely upon Interwoven technology to power mission critical processes within their organizations. Customers will now be able to complement their current implementations of Interwoven software with a broad suite of products and solutions for their document management, knowledge management, and collaboration requirements. Shareholders are expected to benefit as it opens new opportunities for Interwoven, increases our product footprint, and strengthens our competitive and financial position in the broader enterprise content management market.

How will iManage customers and shareholders be impacted by this transaction?

iManage customers are expected to benefit from, among other reasons, the increased focus and investment that Interwoven will bring to the iManage product line and the additional integration of several Interwoven technologies to deepen the product offering, primarily Interwoven’s MetaTagger Intelligence Server for categorization and enhanced search and OpenDeploy Distribution Server for content distribution to run-time applications and servers. iManage and Interwoven expect that service and support levels will be unchanged during and beyond the acquisition process, and that there will be minimal impact to customers of both companies. Interwoven and iManage have earned the reputation for very high levels of customer service, and we expect that reputation to be strengthened moving forward. iManage shareholders are expected to benefit from, among other things, the financial and technical strength of the combined company and the new channels and geographies this combination would allow iManage to access.

How will iManage customers in the professional services sector be impacted by this transaction?

Interwoven is very excited about the group of iManage customers within the professional services sector and the legal industry in particular, and remains committed to serving this important core customer set. Interwoven already has functionality that can rapidly extend iManage’s core capabilities to help enable law firms to build comprehensive and dynamic knowledge portals, intranets, and extranets to fully utilize the content within iManage and gain a competitive edge. And moving forward Interwoven expects to expand the solutions implemented by this sector to the professional services and legal functions within the Interwoven Global 2000 customer base.

PRODUCTS & TECHNOLOGY

What comprises the product suite from iManage?

iManage WorkSite MP (Multi-Platform) is an integrated, browser-based application suite that delivers robust, scalable collaborative content management solutions that include team and real time collaboration tools, document management, business process automation and secure information sharing within and beyond the enterprise. WorkSite MP is ideal in enterprises since it is built from the ground up to tap the power of the open computing standards of J2EE and XML. In addition, the iManage WorkSite product suite is optimized for Microsoft-centric IT organizations, which typically include law firms and corporate legal groups.

What are the core strengths of the iManage product suite?

iManage WorkSite provides several key advantages compared to other products on the market today:

1.	iManage provides fast time to business impact.
Because it is tailored for each implementation by configuration rather than programming, iManage WorkSite may be deployed in weeks or several months, not months or years like other platforms based on legacy technology. This means that organizations are up and running – and delivering ROI – in a fraction of the time of competing systems. And this enables WorkSite applications to be modified easily as business changes, resulting in low total cost of ownership.

2.	iManage is tightly integrated to leading productivity tools, in particular Microsoft Office and Outlook.

This means that users can adopt the iManage system without having to learn a new tool. The challenge with any software system is adoption – iManage is tightly integrated with the applications that knowledge workers use most including Microsoft Office and Outlook, so users can enjoy the benefits of WorkSite from within their familiar work environment, without having to learn yet another system. For example, Outlook users can access the entire content repository right from within Outlook – and check out and check in content using the familiar Outlook interface. This leads to rapid adoption, high utilization and low training costs, further contributing to a strong return on investment.

3.	iManage has innovative applications such as email management to address some of today’s critical business issues.

Beyond just integrating with Outlook, iManage has developed a comprehensive approach to managing email overload on workers desks – improving productivity, reducing the storage demands on overloaded exchange servers, reducing the volume of unnecessary emails and also improving the accountability for email based communication.

4.	iManage provides enterprise-class scalability, security, and administration to enterprise collaboration.

Helping ensure that companies can rollout collaboration without compromising the security of information is very important for many business users, ranging from enterprise IT professionals and dispersed project teams to law firms and the CFO’s office. iManage easily rolls out an approach to access and content security without significant administrative overhead and helps customer meet key requirements around content retention, archival and records management.

5.	iManage provides companies with a truly enterprise class architecture.

Because collaboration is becoming the pervasive computing system, it needs to scale from departmental use to extra-enterprise wide rollouts. Because iManage is built to federate across the organization and is fully J2EE enabled, iManage can scale to meet the demands of tens of thousands of users across hundreds of locations.

Is there any overlap between Interwoven and iManage’s products?

While there is some degree of overlap between the companies’ product sets, overall the product offerings are highly complementary. iManage provides strong collaboration (virtual workspaces, discussion management, asynchronous collaboration, among others) and document management (check-in, check-out, collaborative editing, version control, approval processing, and archival, among others) capabilities that complement the Interwoven platform.

How will the iManage products be incorporated into Interwoven’s offerings?

WorkSite will become a product line within the Interwoven product portfolio. iManage’s founders and principal engineers will continue to retain responsibility for the future development of the product line, and Interwoven plans to increase the investment in this new and exciting product line. As with all world-class software platforms, Interwoven will provide direction and guidance to iManage’s principals on expanding from the current integration between the iManage product set and Interwoven TeamSite to include additional integration across the newly-launched version of the Interwoven 6 platform. In particular, in the areas of our newly announced services oriented architecture to help enable, via web services, an application to utilize our services directly from enterprise applications, our modular approach to building user interfaces, and key enterprise standards, such as J2EE and .Net. Interwoven expects the iManage technology to provide core collaborative services for all assets managed within the Interwoven product stack and to deliver key document and knowledge management capabilities.

MARKETS & PARTNERS

What is the expected impact on the European and Asia Pacific regions?

Currently, iManage has only a very limited direct presence in Europe and sells through a master distributor only in the Asia Pacific region. Interwoven is expected to not only bolster iManage’s direct presence in Europe, but also to add, for the first time, a direct presence throughout the Asia Pacific region. Not only will sales roles be handled, but also iManage users are expected to have increased service and support in the European and Asia Pacific markets.

How will this transaction affect existing partnerships and vendor relationships?

We anticipate minimal impact on partnerships and vendor relationships as the iManage WorkSite product and solutions will continue to be sold as standalone offerings as well as integrated offerings in the future. iManage boasts some 150 partnerships with complementary software and consulting companies that span geographies, industries, and specialties. Interwoven will continue to support and nurture the relationships and commitments that iManage brings to the combined company. Further, Interwoven will look to expand its current relationships with the new iManage products and solutions.

OPERATIONS

What will happen to the iManage employees?

The core assets of any enterprise software company include the intellectual capital that exists in the minds of the employees. While Interwoven generally will look to maintain the core of the iManage staff, specific employee and headcount plans have not been created. We expect that these plans will be generated in the near future as we move toward the formal closing of the transaction.

Where will the combined company be located?

After closing, iManage’s headquarters will be relocated from Foster City, CA to the Interwoven headquarters in Sunnyvale, CA. The Interwoven office in Chicago, IL will be relocated to the iManage office in Chicago, home to the iManage Worksite R&D, sales and support teams.

How can I get more information?

Additional information can be found at http://www.interwoven.com/.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This FAQ contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statement and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, industry ranking, timing of closing, market or customer needs, organizational structure and execution of integration plans are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Interwoven/iManage merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Interwoven and iManage are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; lack of market acceptance of the iManage or Interwoven platform and suite of products, failure of the market for content management software to develop and grow as quickly as expected; delays and difficulties in introducing new products and enhancements to address the needs of specific vertical markets; the introduction of new products or services by competitors that could delay or reduce sales; the failure of reseller and OEM programs to develop as expected; the impact of world and geopolitical events on sales cycles and transaction closure rates; and actual or perceived declining economic conditions that could negatively affect sales and profits; other risks that are described from time to time in Interwoven’s and iManage’s Securities and Exchange Commission reports (including but not limited to iManage’s annual report on Form 10-K for the year ended December 31, 2002, Interwoven’s annual report on Form 10-K for the year ended December 31, 2002, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Interwoven’s or iManage’s results could differ materially from either company’s expectations in these statements. Neither company assumes any obligation and does not intend to update these forward-looking or other statements in this FAQ.

These filings are available on a Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Interwoven intends to file with the SEC a registration statement that will include a joint proxy statement/prospectus of Interwoven and iManage, and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Interwoven and iManage. Investors and security holders of Interwoven and iManage are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Interwoven, iManage and the transaction. The registration statement, joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Interwoven or iManage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Interwoven by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the documents filed with the SEC by iManage by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

Interwoven and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Interwoven and iManage in favor of the transaction. A list of the names of Interwoven’s executive officers and directors, and a description of their respective interests in Interwoven, are set forth in the proxy statement for Interwoven’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003. Investors and security holders may obtain additional information regarding the interests of Interwoven’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

iManage and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of iManage and Interwoven in favor of the transaction. A list of the names of iManage’s executive officers and directors, and a description of their respective interests in iManage, are set forth in the proxy statement for iManage’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2003. Investors and security holders may obtain additional information regarding the interests of iManage’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.